

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 9, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Jason T. Haislip
5641 South Magic Drive
Murray, Utah   84107

Re: Castwell Precast Corporation
          Registration Statement on Form SB-2
          Filed on July 16, 2007
          File No.: 333-144620

Dear Mr. Haislip:

         We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

1. Discuss the potential conflicts of interest that may arise as a result of Messrs. Haislip and Martindale's interests in the registrant and TMJ Framing, Inc.

2. Under an appropriate caption elsewhere in the prospectus, discuss in greater detail the rules and special sales practice requirements applicable to "penny stocks" which are applicable to broker-dealers who sell low-priced securities.

Forward-Looking Statements, page 5

3. Delete the penultimate sentence in the second paragraph since you have an obligation to keep the prospectus current during the offering period.

4. Please remove the last sentence of the second paragraph, as the safe harbor does not apply to initial public offerings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 8

5. Please amend your filing to enhance your liquidity and capital resources discussion to provide a reader with a better understanding of your sources and uses of cash and a better understanding of particular items underlying major captions in your financial statements, for example, accounts receivable. Refer to Item 303(b) of Regulation S-B and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Regulation, page 11

6. Please describe the effects of the laws and regulations you mention in this section on your business. In particular, describe the costs and effects of compliance with federal, state and local environmental laws. Please see Items 101(b)(9) and (11) of Regulation S-B.

Management, page 11

7. It appears that you have inadvertently omitted Mr. Haislip's name from the table on page 11. Please revise.

8. Discuss the potential for conflicts of interest to arise as a result of Messrs. Haislip and Martindale's interest in the registrant and TMJ Framing, Inc. Discuss any procedures established to prevent such conflicts before they arise and how they would be handled once they arise.

Transactions, page 13

9. Please reconcile the transactions disclosed here to the amounts reflected in your consolidated statement of stockholders' equity found on page F-5.

Future Sales of Securities, page 16

10. Please elaborate upon the volume limitations for resales by affiliates. Please also clarify that no resales may be made under Rule 144 until after you have been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act for at least 90 days.

Legal Matters, page 16

11. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Counsel may limit its legality opinion to the appropriate state law or state corporate law, but may not limit the legality opinion only to statutory law.

Financial Statements

Note 1 ─ Organization and Operations, page F-7

12. We note your current organization structure and the resulting consolidated financial statement presentation. Please tell us what your investment in subsidiary represents as we would assume this amount would be eliminated in the consolidation process.

Note 2 – Summary of Significant Accounting Policies, page F-7

13. We note that equipment represents a signification portion of your assets. Please revise your filing to include your fixed asset policy, the types of assets you own and their respective useful lives and the depreciation policy you follow. Additionally, if appropriate, include a summary of the cost of fixed assets you own by type and the accumulated depreciation.

14. It is unclear if your accounts receivable balance is reported on a gross or net basis. Please amend your filing, if applicable, to include your accounting policy for allowances and how you determine them and disclose the amount of any allowance for uncollectible accounts.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Accountant at (202) 551-3732 or John Cash, Branch Chief, Accounting (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director